SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: August 24, 2011
Commission File No. 001-34104
NAVIOS MARITIME ACQUISITION CORPORATION
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐      No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐      No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

     On August 24, 2011, Navios Maritime Acquisition Corporation (“Navios Acquisition”) issued a press release announcing that it and one of its subsidiaries commenced its offer to exchange up to $105.0 million of its outstanding 8 5/8% first priority ship mortgage notes due 2017 for a like principal amount of its 8 5/8% first priority ship mortgage exchange notes due 2017 which have been registered under the Securities Act of 1933, as amended. The exchange offer will expire at 5:00 p.m., New York City time, on September 22, 2011, unless extended by Navios Acquisition. A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.
     This Report on Form 6-K is hereby incorporated by reference into the Navios Acquisition Registration Statements on Form F-3, File Nos. 333-151707, 333-169320 and 333-170896 and on Form F-4, File No. 333-175864 and the related prospectuses.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: August 26, 2011

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated August 24, 2011